Filed by Capstar Special Purpose Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capstar Special Purpose Acquisition Corp.

Commission File No. 001-39362

Gelesis’ FDA-Cleared Weight Management Approach, Plenity®, Now Broadly
Available and Leading Nutrition Authority Joy Bauer, MS, RDN, CDN, Joins as
Chief Nutrition Officer

Plenity® is transforming weight management with a clinically proven approach made from naturally derived building blocks

As Chief Nutrition Officer, Bauer will focus on educating healthcare professionals and offering nutrition counseling to Plenity members

BOSTON, December 1, 2021 – Gelesis, a consumer-focused biotherapeutics company, is proud to announce Plenity®, an FDA cleared weight management approach, is now broadly available across the United States to adults who meet the prescription criteria. The company is also pleased to announce the appointment of leading health and nutrition authority Joy Bauer, MS, RDN, CDN, as Chief Nutrition Officer. In this new role, Bauer will offer nutrition counseling and education for Plenity members and engage with and educate healthcare professionals about the product.

For adults who are looking to lose weight, there is often a lot standing in the way, like weight bias, fad diets, false promises, and the very real feeling of hunger. Plenity challenges the notion that people should live life feeling deprived and combines an FDA-cleared prescription product with a supporting member experience. Plenity is not a diet, a magic pill, or a drug; it is a clinically proven weight management treatment that aims to help adults on their journey.

Plenity is designed to help people feel satisfied with smaller portions so they can eat less and lose weight. It is FDA-cleared to aid in weight management in adults with excess weight or obesity, as defined by a Body Mass Index (BMI) of 25 to 40 kg/m², when used in conjunction with diet and exercise. It is taken orally as three capsules with 16 oz. of water twice a day, 20 minutes before lunch and dinner. If a dose is missed, it can be taken with the meal or immediately following the meal. Plenity is not a drug; it is non-systemic and not habit forming. Plenity instead uses a novel biomimetic approach inspired by the composition and mechanical properties of vegetables that makes adults feel fuller faster with smaller portions. In clinical trials, the safety profile was similar to placebo.

“No one should feel deprived of enjoying the foods they love. We now have the opportunity to share a weight management aid that can help improve a person’s chances at success, and that’s extraordinary,” says Bauer. “Plenity is entirely different from any other weight loss tool: it’s simple, the technology is impressive, and it’s inspired by vegetables. Most importantly, the whole experience is centered around enabling people to make smart lifestyle choices while continuing to enjoy the foods they love. These two factors are essential for long-term weight management success – I’ve seen it firsthand throughout my career in clinical, community and private practice.”

Bauer is one of the nation’s leading health and nutrition authorities. She is a beloved media personality and a #1 New York Times bestselling author with 14 bestsellers to her credit. In the earlier part of her career, Bauer was the Director of Nutrition and Fitness for the Department of Pediatric Cardiology at Mount Sinai Medical Center in New York City, as well as the clinical dietitian for their neurosurgical team.

She has worked closely with Plenity since spring 2021 on healthcare provider support, establishing awareness and educating registered dietitian nutritionists (RDNs) on the safety profile and clinical evidence for Plenity. As part of her expanded role with the company, she will continue to build education and advocacy to support RDNs in recommending Plenity to their patients through professional educational content, key events, and outreach to members of the Academy of Nutrition and Dietetics and other certified nutrition professionals.

Plenity is available by prescription via a stigma-free telehealth consultation with a physician trained in weight management support, with free, unlimited follow-up visits as needed. The pandemic continues to prove out the importance of convenient access to healthcare, and the Plenity experience—including both the digital model and the strong efficacy to safety profile—is built to address that. Visit MyPlenity.com to start an online consultation or talk to one’s own doctor about whether Plenity is right for you. A Plenity subscription costs $98 for a four-week supply ($1.75 per meal) and, if prescribed, the product arrives in two business days.

As part of a Plenity prescription, members can access a curated member experience centered on many of the barriers that stand in the way of sustainable weight management. This includes evidence-based information from medical experts, personalized content, and a private online member community. Plenity members can also tap into a network of partners for behavioral support. With this partnership, Bauer will create dedicated content for members, such as nutrition education, live virtual events, recipes, and thought pieces on rethinking weight management. A group of Plenity members will also be able to access one-on-one coaching as well as events to augment their weight management journey with Plenity.

“Joy understands that the weight loss journey is deeply personal, and throughout her career she’s helped countless people reach their individual goals. We share the same core beliefs that you should be able to enjoy foods you love with people you love, and that you should not have to choose between loving yourself and wanting to change yourself,” says Elaine Chiquette, Pharm.D., Chief Scientific Officer at Gelesis. “We are honored to welcome Joy to this expanded role and to be able to offer our members access to Joy’s knowledge and expertise.”

Gelesis and Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) announced in July that they entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on the New York Stock Exchange under the symbol “GLS.” Gelesis will use the proceeds of the transaction to support future broad consumer activation around Plenity.

Important Safety Information about Plenity

●	Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity.

●	To avoid impact on the absorption of medications:

o	For all medications that should be taken with food, take them after starting a meal.

o	For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician.

●	The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence.

●	Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor.

Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY.

About Gelesis

Gelesis is a consumer-centered biotherapeutics company advancing a novel category of treatments for weight management and gut related chronic diseases. Our non-systemic superabsorbent hydrogels are the first and only made entirely from naturally derived building blocks, and they are inspired by the composition (i.e., water & cellulose) and mechanical properties (e.g., elasticity or firmness) of raw vegetables. They are conveniently administered in capsules to create a much larger volume of small, non-aggregating hydrogel pieces that become an integrated part of the meals, and act locally in the digestive system. Our portfolio includes Plenity®, an FDA-cleared product to aid in weight management, as well as potential therapies in development for patients with Type 2 Diabetes, Non-alcoholic Fatty Liver Disease (NAFLD)/Non-alcoholic Steatohepatitis (NASH), and Functional Constipation. For more information, visit gelesis.com, or connect with us on Twitter @GelesisInc.

Additional Information and Where to Find It

In July 2021, Gelesis entered into a business combination agreement with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”), a special purpose acquisition company, as amended in November 2021.

Capstar has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to Capstar shareholders in connection with its solicitation of proxies for the vote by Capstar shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the issuance of certain securities to be issued in the proposed business combination. After the Registration Statement is declared effective, the proxy statement/prospectus and other relevant documents will be sent to Capstar and Gelesis shareholders. Capstar also will file other documents regarding the proposed transaction with the SEC. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, Capstar’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement, the amendments thereto and the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Gelesis, Capstar and the proposed transaction.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Capstar as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capstar, without charge, once available, through the website maintained by the SEC at www.sec.gov. The documents filed by Capstar with the SEC also may be obtained free of charge at Capstar’s website at www.capstarspac.com, or by written request to: Capstar Special Purpose Acquisition Corp., 405 West 14th Street, Austin, TX 78701, Attention: R. Steven Hicks, Chief Executive Officer, (512) 340-7800.

Participants in the Solicitation

Capstar and its directors and executive officers may be deemed participants in the solicitation of proxies from Capstar’s shareholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Capstar is contained in Capstar’s final prospectus dated July 6, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Capstar’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Gelesis and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Capstar in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, the competitive environment in which Gelesis operates, the expected future operating and financial performance and market opportunities of Gelesis and statements regarding Gelesis’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis and Capstar assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis and Capstar give no assurance that any expectations set forth in this press release will be achieved. Various factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: (i) the size, demand and growth potential of the markets for Plenity®, Gelesis’ other product candidates and its ability to serve those markets; (ii) the degree of market acceptance and adoption of Gelesis’ products; (iii) Gelesis’ ability to develop innovative products and compete with other companies engaged in the weight loss industry; (iv) Gelesis’ ability to complete successfully the full commercial launch of Plenity® and its growth plans, including new possible indications and the clinical data from ongoing and future studies about liver and other diseases; (v) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Capstar is not obtained; (vi) failure to realize the anticipated benefits of the business combination, including as a result of a delay or difficulty in integrating the businesses of Capstar and Gelesis; (vii) the amount of redemption requests made by Capstar shareholders; (viii) the ability of Capstar or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; (ix) the outcome of any legal proceedings that may be instituted against Capstar, Gelesis, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (x) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (xi) the risk that the proposed business combination disrupts current plans and operations of Gelesis as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; (xii) the regulatory pathway for Gelesis’ products and responses from regulators, including the FDA and similar regulators outside of the United States, (xiii) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Gelesis’ management and key employees; (xiv) costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; (xiv) changes in applicable laws or regulations; (xv) the possibility that Gelesis or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; (xvi) Gelesis’ estimates of expenses and profitability; (xvii) ongoing regulatory requirements, (xviii) any competing products or technologies that may emerge, (xix) the volatility of the telehealth market in general, or insufficient patient demand; (xx) the ability of Gelesis to defend its intellectual property and satisfy regulatory requirements; (xxi) the impact of the COVID 19 pandemic on Gelesis’ business; (xxii) the limited operating history of Gelesis; and (xxiii) those factors discussed in Capstar’s final prospectus dated July 6, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Registration Statement on Form S-4, in each case, under the heading “Risk Factors”, and other documents of Capstar filed, or to be filed, with the SEC, by Capstar. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capstar, Gelesis or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Media Relations

Katie Sullivan

ksullivan@gelesis.com

Investor Relations

Lynne Collier, ICR

lynne.collier@icrinc.com